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                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                    Schedule 13G

                     Under the Securities Exchange Act of 1934
                            (Amendment No. __________)*


                                 NM Holdings, Inc.
                       --------------------------------------
                                  (Name of Issuer)


                                    Common Stock
                       --------------------------------------
                           (Title of Class of Securities)


                                    629207 10 1
                       -------------------------------------
                                   (CUSIP Number)


                                        N/A
              -------------------------------------------------------
              (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                    [ ]  Rule 13d-1(b)
                    [ ]  Rule 13d-1(c)
                    [x]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          (continued on following page(s))

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                                                           Page 2 of 4 pages


                                    SCHEDULE 13G
                                    ------------


CUSIP NO.  629207 10 1
           ---------------------------------


1.         NAME OF REPORTING PERSON   William L. Rush




2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                (a)  [___]
                                                                (b)  [___]
3.         SEC USE ONLY


4.         CITIZENSHIP OR PLACE OF ORGANIZATION

                          5.    SOLE VOTING POWER 210,000. (1)
           NUMBER OF                              -------
            SHARES
           BENEFICIALLY   6.    SHARED VOTING POWER   0 .
            OWNED BY                                ----
              EACH
           REPORTING      7.    SOLE DISPOSITIVE POWER 210,000.(1)
            PERSON                                     -------
             WITH
                          8.    SHARED DISPOSITIVE POWER  0 .
                                                         ---

9.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           210,000 shares

10.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                   [___]

11.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           17.9%

12.        TYPE OF REPORTING PERSON*
           IN


(1)        Includes 25,000 currently exercisable options.

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                                                           Page 3 of 4 pages

ITEM 1(a).  Name of Issuer
            --------------

            NM Holdings, Inc.


ITEM 1(b).  Address of Issuer's Principal Executive Offices
            -----------------------------------------------
            9850 51st Avenue North, Suite 110
            Minneapolis, MN 55442

ITEM 2(a).  Names of Persons Filing
            ---------------------
            William L. Rush

ITEM 2(b).  Address of principal business office
            ------------------------------------
            9850 51st Avenue North, Suite 110
            Minneapolis, MN 55442

ITEM 2(c).  Citizenship
            -----------
            U.S. citizen


ITEM 2(d).  Title of Class of Securities
            ----------------------------

            Common Stock, par value $.01 per share


ITEM 2(e).  CUSIP Number
            ------------
            629207 10 1


ITEM 3.     If this statement is filed pursuant to Rules 13d-1(b), or
            13(d)-2(b), check whether the person filing it is a:   Not
            applicable
            --------------


ITEM 4.     Ownership
            ---------

     (a)    Amount beneficially owned   210,000 .
                                       ---------

     (b)    Percent of class 17.9% .
                            ------

     (c)    Number of shares as to which such person has:

            (i)     sole power to vote or to direct the vote See cover page.
                                                             ---------------
            (ii)    shared power to vote or to direct the vote   0 .
                                                                ---
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                                                           Page 4 of 4 pages

            (iii)   sole power to dispose or to direct the disposition of
                    See cover page.
                    ---------------
            (iv)    shared power to dispose or to direct the disposition of  0.
                                                                            ---

ITEM 5.     Ownership of Five Percent or Less of a Class
            --------------------------------------------
            Not applicable


ITEM 6.     Ownership of More than Five Percent on Behalf of Another Person
            ---------------------------------------------------------------
            Not applicable


ITEM 7.     Identification and Classification of the Subsidiary Which Acquired
            ------------------------------------------------------------------
            the Security Being Reported on By the Parent Holding Company
            -------------------------------------------------------------
            Not applicable

ITEM 8.     Identification and Classification of Members of the Group
            ---------------------------------------------------------
            Not applicable


ITEM 9.     Notice of Dissolution of Group
            ------------------------------

            Not applicable

ITEM 10.    Certification
            -------------

            Not applicable


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 12, 1999


                                   /s/ William L. Rush
                                   ------------------------------
                                   William L. Rush